Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

CropOS® TECHNOLOGY PLATFORM – VIDEO SCRIPT:

There are approximately three-hundred thousand edible plant species across the globe, yet over fifty percent of our protein and calories come from just three.

The commodity food system can take up to fifteen years to improve crops, with most of the focus placed exclusively on yield, or productivity. In the United States alone, we spend more on healthcare for food and diet-related illnesses than we do on the food itself.

How do we start to solve such a systemic set of challenges in our global food system?

There must be a better way.

Let's start with the end in mind.

Better quality foods that align with the needs of consumers, farmers and the planet.

At Benson Hill, we believe the natural genetic diversity of plants has untapped potential to make our food healthier and more sustainable.

Modern tools, recent breakthrough advancements in food science, data science and plant science let us benefit from the natural genetic diversity of plants in ways we couldn’t before.

This creates entirely new opportunities to improve our food system.

To fully realize these new opportunities, we have created a cutting-edge food innovation platform – called CropOS®.

CropOS® allows us to accelerate biology and improve seeds to create food and ingredient options that are made better from the beginning.

CropOS® is fueled by rich and proprietary data including:

•	Novel breeding and genomic data

•	Decades of weather data, geospatial mapping, soil health data and imagery

•	Food functional and nutritional properties….and…

•	Food taste and sensory data

Our crop improvement targets are based on food and health outcomes, like…

•	Greater nutrient density

•	Removing processing steps that are water and energy-intensive and costly…and…

•	Recapturing flavor that has been bred out over time.

To better illustrate how CropOS® can improve food and health outcomes, let’s use soybean, a key protein source globally, as an example.

Crop innovation in soybean has traditionally focused on yield optimization resulting in a steady decline of protein over the years.

With CropOS®, we use genomic data on twenty-thousand recognized soybean varieties including our proprietary high-protein populations for North America represented by the green dots.

If we’re looking to increase protein content, more than fifty-six thousand genes might contribute to that outcome.

CropOS® uses our proprietary data and machine learning algorithms to narrow down from fifty-six thousand genes to the novel identification of smaller and smaller subsets of candidate genes with the best potential to impact protein content.

A computational needle in a haystack.

From here, predictive breeding techniques, gene editing, or both can be used. We use the right tools for the right outcome.

If predictive breeding is used, CropOS® models tens of millions of possible breeding options to optimize success rates and minimize development time, reducing the guesswork.

If gene editing is the approach, our proprietary editing tools execute the directions provided by CropOS®.

Here we are restoring critical genetic information that our commodity system has bred out and muted over time.

Once we have the seed selected, growing and replicating it is sped up, too, using our state-of-the-art Crop Accelerator.

The Crop Accelerator provides a physically controlled environment, capable of replicating multiple growing seasons, and even increased CO2 environments.

We’re targeting two to three times more growth cycles per year using this facility, to achieve in four years what once took over a decade with a previous breeding process.

Once a product is commercial, many consider product development complete.

At Benson Hill, CropOS® keeps working with farmers to select the precise fields and conditions where the seed will best perform – for nutrient density, for yield and for resource use efficiency.

We partner with our farmers…we win together.

Reconnecting farmers, manufacturers, retailers and consumers with improved food solutions.

To create crops that optimize both quality and quantity, greater food traceability, new revenue streams for farmers, and products more closely aligned with consumer and environmental needs.

Soy plant-based protein is one of our innovative solutions … leveraging CropOS® technology and interconnected supply chains.

We are using the same approach in yellow pea – a crop fundamental to advancing plant-based proteins that has had little genomic exploration, as well as other crops.

Food science, data science and plant science, and the power of CropOS®….

Reimagining a food system that’s more nutritious, better-tasting and more sustainably produced...

Creating food that is...

Better from the beginning.

***

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by Star Peak, which will include the proxy statement/consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.